Exhibit 99.2

KINGSWAY FINANCIAL SERVICES INC.

PROXY

FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS
MAY 3, 2007

This proxy is solicited by the management of Kingsway Financial Services Inc. (the "Corporation"). The undersigned shareholder of the Corporation hereby appoints in respect of all of his or her common shares of the Corporation, F. MICHAEL WALSH, Lead Director of the Corporation, or failing him, WILLIAM G. STAR, Chairman, President and Chief Executive Officer of the Corporation, or instead of either of them the undersigned wishes to appoint           as nominee of the undersigned, with power of substitution, to attend, act and vote in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation to be held on the 3rd day of May, 2007 (the "Meeting") and any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or any such adjournments and, without limiting the generality of the foregoing, hereby directs the nominee to vote the common shares of the undersigned in the manner indicated below:

1.	Election of Directors

	For	Withhold		For	Withhold
David H. Atkins	□	□	J. Brian Reeve	□	□
John L. Beamish	□	□	William G. Star	□	□
Thomas A. Di Giacomo	□	□	John (Jack) F. Sullivan	□	□
Walter E. Farnam	□	□	F. Michael Walsh	□	□
Robert T. E. Gillespie	□	□

2.	For ☐ Withhold ☐

the approval of the appointment of KPMG LLP as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

3.	For ☐ Against ☐

the resolution ratifying the Corporation's shareholder rights plan, as described in the accompanying management information circular.

4.	For ☐ Against ☐

the resolution approving certain amendments to the Corporation's stock option plan to reflect recent changes by the Toronto Stock Exchange in respect of the Stock Option Plan's amendment provisions and the expiry of options during blackout periods, as described in the accompanying management information circular.

If any amendments or variations to matters identified in the accompanying notice of the meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. This proxy revokes and supersedes all proxies of earlier date.

DATED:          /                / 2007.
 (Day/Month)

Signature of Shareholder

Print Name

(Please read the notes on the back of this form)

NOTES:

(1)        The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2)        The proxy ceases to be valid one year from its date.

(3)        The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(4)        A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) INSTEAD OF THE NAMED NOMINEES TO REPRESENT HIM OR HER AT THE MEETING AND MAY DO SO BY INSERTING THE NAME OF THE PERSON WHOM HE OR SHE WISHES TO APPOINT IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE OTHER NOMINEES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY ALTOGETHER AND, IN EITHER CASE, RETURNING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION'S TRANSFER AGENT AND REGISTRAR, COMPUTERSHARE INVESTOR SERVICES, INC., 100 UNIVERSITY AVENUE, 9th FLOOR, TORONTO, ONTARIO, M5J 2Y1, NO LATER THAN 4:00 P.M. (TORONTO TIME) ON THE 1st DAY OF MAY, 2007.

(5)        IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR THE PASSING OF EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(6)        If your address as shown is incorrect, please give your correct address when returning the proxy. Please also advise the Corporation if you receive duplicate copies of this mailing.